Exhibit (a)(5)(J)

UNITED STATES DISTRICT COURT

EASTERN DISTRICT OF VIRGINIA

BENJI MCGOWAN, Individually And On Behalf of All Others
Similarly Situated,

Plaintiff,

v.

ICX TECHNOLOGIES, INC., HANS C. KOBLER; COLIN J.
CUMMING; E. SPENCER ABRAHAM; RODNEY E. SLATER;
JOSEPH M. JACOBS; ROBERT A. MAGINN, JR.; MARK L.
PLAUMANN; FLIR SYSTEMS, INC.; INDICATOR MERGER
SUB, INC.; and WEXFORD CAPITAL LP

Defendants.

Case No. 1:10cv1013

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding (“MOU”) is entered into as of September 16, 2010, by and among the undersigned parties to the above-captioned action (the “Action”) pending before the United States District Court of the Eastern District of Virginia (the “Court”);

WHEREAS, on August 16, 2010, ICx Technologies, Inc. (“ICx” or the “Company”) and FLIR Systems, Inc. (“FLIR”) announced that they had entered into a merger agreement (the “Merger Agreement”) pursuant to which FLIR agreed to acquire all of the outstanding common stock of ICx for $7.55 per share in cash via an all-cash tender offer followed by a second-step merger (the “Merger”);

WHEREAS, between August 18, 2010 and August 30, 2010, three actions were filed in the Court of Chancery of the State of Delaware each alleging, among other things, that ICx and its board of directors had breached their fiduciary duties in connection with their consideration and approval of the Merger, and that FLIR had aided and abetted those breaches of duty. The actions, and their respective filing dates are as follows: Sloan v. ICx Technologies, Inc., et al., Case No. 5743-VCL, filed August 18, 2010; Dobbs v. ICx Technologies, Inc., et al., Case No. 5769, filed August 27, 2010; and Reust v. Cumming, et al., Case No. 5771-VCL, filed August 30, 2010. These actions were consolidated by order of the Court of Chancery on September 8, 2010 and thereafter captioned as in re ICx Technologies, Inc. Shareholder Litigiation, Consolidated C.A. No. 5769-VCL. That consolidated action shall be referred to as the Delaware Action;

WHEREAS, on August 23, 2010, an action styled as Jackrel v. ICx Technologies, Inc., et al., Case No. 1:10cv941, was filed in the United States District Court for the Eastern District of Virginia alleging, among other things, that ICx and its board of directors had breached their fiduciary duties in connection with their consideration and approval of the Merger, and that FLIR had aided and abetted those breaches of duty. This action shall be referred to as the Virginia Federal Action;

WHEREAS, on September 3, 2010, FLIR commenced an all-cash tender offer to purchase all of the outstanding shares of common stock of ICx for $7.55 per share, and ICx filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “14D-9”), and FLIR and Indicator Merger Sub, Inc. filed a Tender Offer Statement on Schedule TO (the “Schedule TO”);

WHEREAS, on September 9, 2010, Plaintiff Benji McGowan (“Plaintiff”) filed this Action, alleging, among other things, that ICx and its board of directors had breached their fiduciary duties in connection with their consideration and approval of the Merger, and that FLIR, Indicator Merger Sub Inc. (“Indicator”), and Wexford Capital LP (“Wexford Capital”) had aided and abetted those breaches of duty, and that 14D-9 was materially false and misleading;

WHEREAS, on September 10, 2010, Plaintiff filed a Motion For Expedited Proceedings with this Court;

WHEREAS, ICx and FLIR have produced certain confidential documents pursuant to an agreement with counsel for Plaintiff in this Action;

WHEREAS, the ICx directors and officers, together with ICx, FLIR, Indicator and Wexford Capital, each have denied, and continue to deny, that they have committed or aided and abetted in the commission of any violation of law or engaged in any of the wrongful acts alleged in the Action, and expressly maintain that they diligently and scrupulously complied with their fiduciary and other legal duties and are entering into this MOU solely to eliminate the burden and expense of further litigation; and

WHEREAS, after negotiations, counsel to the parties in the Action have reached an agreement-in-principle concerning the proposed settlement of the Action which they set forth herein;

WHEREAS, in connection with settlement discussions and negotiations leading to the execution of this MOU, counsel for the Plaintiff and Defendants have not discussed and did not discuss the appropriateness or amount of any application by counsel for the Plaintiff for an award of attorneys’ fees and expenses until the substantive terms of the settlement on behalf of and for the benefit of the proposed Class (as defined below) were negotiated and agreed upon;

WHEREAS, because Plaintiff’s counsel have concluded that the terms contained in this MOU are fair and adequate to both the Company and its stockholders and that it is reasonable to pursue a settlement of the Action based upon the procedures outlined herein and the substantial benefits and protections offered herein, the parties wish to document their agreement-in-principle in this MOU.

NOW THEREFORE, the parties to the Action have reached an agreement-in-principle providing for the settlement of the Action on the terms and subject to the conditions set forth below (the “Settlement”), and the parties believe the Settlement is in the best interests of the parties and ICx’s public stockholders:

1. As a result of, among other things, discussions between and among the parties, it is agreed that in consideration for the full settlement and release of all Settled Claims (as defined below), the parties to the Action have agreed that (a) ICx and FLIR will include additional disclosures in the Schedule TO and 14D-9 in the form attached hereto as Exhibit A, to be filed no later than September 16, 2010 and (b) the amount of time within which stockholders of ICx may seek an appraisal will be extended until 35 calendar days after the later of the effective date of the Merger or the mailing of the notice of appraisal rights by the surviving corporation. Without admitting any wrongdoing, Defendants acknowledge that the filing and prosecution of the Action and discussions with Plaintiff’s counsel were a substantial and contributing cause of their decision to make the supplemental disclosures reflected in Exhibit A (which contains information sought in Plaintiff’s complaint) and Defendants’ decision to extend the time available for non-tendering ICx stockholders to seek an appraisal.

2. Within one business day of the execution of this MOU, counsel for the parties shall inform the Court of the execution of this MOU and shall request leave of the Court to present the Settlement as soon as practicable following the consummation of the Merger and completion of confirmatory discovery.

3. Defendants will provide (and seek the cooperation of their financial advisor(s)) to Plaintiff’s counsel such reasonable confirmatory discovery, including depositions, as is reasonably necessary for Plaintiff to confirm the reasonableness of the Settlement, and the parties will attempt in good faith to use their best efforts to complete such discovery no later than 60 days from the date hereof.

4. No fees or expenses shall be paid to Plaintiff’s counsel in the absence of approval by the Court of a complete release of all Released Persons (as defined in Paragraph 6 below), in the form customarily approved by the Court in connection with such settlements. This paragraph shall be immediately binding on the parties to this MOU.

5. The parties will attempt in good faith to promptly agree upon an appropriate stipulation of settlement (the “Stipulation”) and such other documentation as may be required in order to obtain final approval by the Court of the Settlement and the dismissal and such Stipulation shall be executed and submitted to the Court for approval at the earliest practicable time. The Stipulation shall expressly provide that, among other things:

a. The Defendants have denied, and continue to deny, that they have committed or aided and abetted in the commission of any violation of law or engaged in any of the alleged wrongful acts, and expressly maintain that they diligently and scrupulously complied with their fiduciary and other legal duties;

b. The Defendants are entering into the Stipulation solely because the proposed Settlement would eliminate the burden and expense of further litigation; and

c. Plaintiff’s counsel believe that their claims have merit based on proceedings to date, but recognize that Defendants would continue to assert legal and factual defenses to their claims; Plaintiff’s counsel have concluded that the proposed Settlement is fair and adequate and that it is reasonable to pursue the settlement of the Action based upon the procedures outlined herein and the substantial benefits provided to the proposed class.

d. the terms of the Stipulation, including the entry of final judgment with prejudice, the release of all claims, and the payment of any awards of attorneys’ fees and expenses (as set forth below), are expressly conditioned upon the consummation of the Merger.

6. The Stipulation will further provide for, among other things:

a. Appropriate certification pursuant to Federal Rules of Civil Procedure 23(a), 23(b)(1) and (b)(2) of a non-opt out class (defined as all persons or entities who held shares of ICx common stock, either of record or beneficially, other than the Defendants, their subsidiary companies, affiliates, and members of their immediate families, as the case may be, at any time between August 16, 2010, and the date of the consummation of the Merger);

b. The entry of a judgment in appropriate form, dismissing the Action with prejudice and barring, among other things, any claims, demands, rights, actions, causes of action, liabilities, damages, losses, obligations, judgments, duties, suits, costs, expenses, matters and issues known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, liquidated or unliquidated, matured or unmatured, accrued or unaccrued, apparent or unapparent, that have been, could have been, or in the future can or might be asserted in any court, tribunal or proceeding, (including but not limited to any claims arising under federal, state, foreign or common law, including the federal securities laws and any state disclosure law), by or on behalf of Plaintiff or any member of the class, whether individual, direct, class, derivative, representative, legal, equitable, or any other type or in any other capacity (collectively, the “Releasing Persons”) against Hans C. Kobler, Colin J. Cumming, E. Spencer Abraham, Rodney E. Slater, Joseph M. Jacobs, Robert A. Maginn, Jr., Mark L. Plaumann, ICx, FLIR, Indicator and Wexford Capital (collectively “Defendants”) or any of their families, parent entities, controlling persons, associates, affiliates or subsidiaries and each and all of their respective past or present officers, directors, stockholders, principals, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, entities providing fairness opinions, underwriters, brokers, dealers, advisors or agents, heirs, executors, trustees, general or limited partners or partnerships, limited liability companies, members, joint ventures, personal or legal representatives, estates, administrators, predecessors, successors and assigns (collectively, the “Released Persons”) which have arisen, could have arisen, arise now or hereafter may arise out of or relate in any manner to the acts, events, facts, matters, transactions, occurrences, statements, representations, misrepresentations or omissions or any other matter whatsoever set forth in or otherwise related, directly or indirectly, to the allegations in the Action, the Merger Agreement, the 14D-9, the Schedule TO, and the transactions contemplated therein, or disclosures made in connection therewith (including the adequacy and completeness of such disclosures) (collectively, the “Settled Claims”); provided, however, that the Settled Claims shall not include any claims to enforce the Settlement or any claims properly asserted by ICx stockholders for appraisal under 8 Del. C. § 262 of the Delaware General Corporation Law (“Statute”).

7. The Stipulation will include a provision that upon final approval of the Settlement, Defendants and their Released Persons shall be deemed to have, and by operation of the judgment shall have, fully, finally, and forever released, relinquished, and discharged Plaintiff, each and all of the Class Members, and Plaintiff’s counsel from all claims (including unknown claims) arising out of, relating to, or in connection with, the institution, prosecution, assertion, settlement or resolution of the Action or the Settled Claims.

8. The Settlement is intended to extinguish all such Settled Claims and, consistent with such intentions, the Releasing Persons shall waive their rights to the extent permitted by state law, federal law, foreign law or principle of common law, which may have the effect of limiting the release set forth above. This shall include a waiver by the Releasing Persons of any rights pursuant to § 1542 of the California Civil Code (or any similar, comparable or equivalent provision) which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

The Releasing Persons acknowledge that members of the Class and/or other Company stockholders may discover facts in addition to or different from those that they now know or believe to be true with respect to the subject matter of this release, but that it is their intention, as plaintiff and on behalf of the Class, to fully, finally and forever settle and release any and all claims released hereby known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery or existence of such additional or different facts.

9. The Settlement contemplated by this MOU is expressly subject to consummation of the Merger. This MOU and the proposed Settlement described herein shall not be legally binding upon any party unless and until the Stipulation is executed (except as provided in Paragraph 4, above). The Settlement described herein shall be subject to the approval of the Court and any appeals that may be taken. Should a Stipulation not be executed or not be consummated in accordance with the terms described herein, or should the Merger not be consummated for any reason (including that the required amount of ICx stockholders fail to tender their shares), the proposed Settlement shall be null and void and of no force and effect, and shall not be deemed to prejudice in any way the position of any party with respect to this litigation (except with respect to the provisions of Paragraph 4). In such event, neither the existence of this MOU nor its contents shall be admissible in evidence or shall be referred to for any purpose in this litigation or in any other litigation or proceeding.

10. Subject to the foregoing, the Company acknowledges that Plaintiff is entitled to petition the court for an award of attorney’s fees and expenses. The parties will agree to attempt in good faith to reach agreement on an amount of attorney’s fees and expenses, and respectively reserve all rights thereto.

11. The provisions contained in this MOU shall not be deemed a presumption, concession or an admission by any party in the Action of any fault, liability or wrongdoing or lack of any fault, liability or wrongdoing, as to any facts or claims alleged or asserted in the Action, or any other actions or proceedings, and shall not be interpreted, construed, deemed, invoked, offered, or received in evidence or otherwise used by any person in the Action, or in any other action or proceeding, whether civil, criminal or administrative, except in connection with any proceeding to enforce the terms of the Settlement.

12. ICx or its successors in interest shall pay the costs and expenses related to providing notice of the Settlement to the Class, as well as any costs and expenses related to the administration of the Settlement and the Merger.

13. The parties agree to use their best efforts to prevent, stay, seek dismissal of, or oppose entry of any interim or final relief in favor of any member of the proposed Class in any other litigation against any of the parties to this MOU that challenges the Settlement, the Merger, the Merger Agreement, the 14D-9, the Schedule TO, or otherwise involves a Settled Claim.

14. Plaintiff and his counsel in the Action represent and warrant that Plaintiff is a stockholder of the Company and has been a stockholder at all relevant times and that none of Plaintiff’s claims or causes of action referred to in any complaint in the Action or this MOU, or any claims Plaintiff could have alleged, have been assigned, encumbered or in any manner transferred in whole or in part.

15. This MOU constitutes the entire agreement among the parties with respect to the subject matter hereof, and may not be amended nor any of its provisions waived except by a writing signed by all of the parties hereto.

16. This MOU and the Settlement contemplated by it shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to conflict of laws principles.

17. This MOU may be executed in counterparts by facsimile or original signature by any of the signatories hereto and as so executed shall constitute one agreement.

18. This MOU shall be binding upon and shall inure to the benefit of the parties and their respective agents, successors, executors, heirs and assign.

DATED: September 16, 2010

FARUQI & FARUQI, LLP /s/ Shane Rowley Nadeem Faruqi Shane Rowley Juan E. Monteverde 369 Lexington Avenue, 10th Floor New York, New York 10017 Telephone: (212) 983-9330 Facsimile: (212) 938-9331	SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
/s/ Richard L. Brusca
Richard L. Brusca Nicole L. Grimm Robyn N. Carr Marques P. Richeson 1440 New York Avenue, N.W. Washington, D.C. 20005 Telephone: (202) 371-7000 Fax: (202) 393-5760

OF COUNSEL:	OF COUNSEL:

MEYER, GEORGEN & MARRS, P.C.	SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

Bradley P. Marrs, VSB No. 25281 Scott A. Simmons, VSB No. 37744 1802 Bayberry Court, Suite 200 Richmond, VA 23226 Telephone: (804) 288-3600 Fax: (804) 565-1262 Attorneys for Plaintiff	Edward P. Welch Edward B. Micheletti Jenness E. Parker One Rodney Square P.O. Box 636 Wilmington, Delaware 19899-0636 Telephone: (302) 651-3000 Facsimile: (302) 651-3001
Attorneys for Defendants ICx Technologies, Inc. and the Individual Defendants

LANDIS RATH & COBB LLP	SIDLEY AUSTIN LLP

/s/ Daniel B. Rath	/s/ James W. Ducayet
Daniel B. Rath 919 Market Street, Suite 1800 P.O. Box 2087 Wilmington, DE 19899 Telephone: (302) 467-4420	James W. Ducayet One South Dearborn Chicago, IL 60603 Tel.: (312) 853-7000 Fax: (312) 853-7036

Attorneys for Defendant Wexford Capital LP	Attorneys for Defendants FLIR and Indicator Merger Sub, Inc.

EXHIBIT A

Response to Paragraph 64:

•

Stone Key estimated the Company’s weighted average cost of capital to be within a range of 11.5-13.0% based on, among other factors, (i) a review of the Company’s Bloomberg five-year historical adjusted beta, its Bloomberg two-year historical adjusted beta and its then-current Barra predicted beta as well as similar beta information for the comparable companies, (ii) Stone Key’s estimate of the U.S. equity risk premium, (iii) the Company’s assumed target capital structure on a prospective basis, (iv) the Company’s projected income tax rates, and (v) Stone Key’s investment banking and capital markets judgment and experience in valuing companies similar to the Company.

•

In calculating the Company’s terminal value for purposes of its discounted cash flow analyses, Stone Key used a reference range of perpetual growth rates of 2.0-4.0%, which was selected taking into consideration, among other things, estimates of long-term growth in GDP and long-term growth rates in the defense and homeland security industries.

•

The free cash flow estimates related to the Case B projections include consideration of the Company’s stock-based compensation expense and the financial impact of the Company’s net operating loss carryforward balance.

Response to Paragraph 65(a):

The material issues under the proposed merger agreement with the Other Bidder that remained under discussion included various aspects of the provision under which the Company would be permitted to respond to unsolicited acquisition proposals, the definition of “change of recommendation”, the proposed amounts of the termination fee and expense reimbursement that would be payable to the Other Bidder in connection with certain terminations of the proposed merger agreement, certain closing conditions and the scope of certain proposed representations and warranties.

In connection with its withdrawal from the Auction Process, the Other Bidder cited various matters of concern, including the adverse impact on valuation of the Company’s recent and forecasted financial performance and the incomplete integration of some of the Company’s past acquisitions and other aspects of the Company’s decentralized nature that would increase the costs and uncertainties of integrating the Company with the Other Bidder were an acquisition of the Company by the Other Bidder to be completed.

Response to Paragraph 65(b):

The Auction Process was designed, with the concurrence of Joseph Jacobs, the representative of the Wexford Parties on the Company Board, on the basis that any transaction solicited as part of the Auction Process would contemplate an acquisition of the Company as a whole and on terms which would provide the same consideration for the Shares of the Wexford Parties and the Shares of other stockholders. All bids and indications of interest that were actually received as part of the Auction Process were provided on that basis. In view of this equivalent treatment, no special committee of the Company Board was established to negotiate, evaluate or recommend proposed transactions.

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Response to Paragraph 65(c):

Throughout the Auction Process, Stone Key was the primary source of contact with interested parties, Skadden was the primary source of contact with counsel to interested parties and Messrs. Kobler and Cumming were the only members of the Company Board to have direct contact with interested parties. Other than as described elsewhere in this Statement, these contacts by Mr. Kobler were at presentations made by the Company’s management to interested parties and the contacts by Mr. Cumming were at the same presentations or in follow up discussions by interested parties. Throughout the Auction Process, the role of the Wexford Parties was principally to review drafts of and address bidders’ comments concerning the various transaction agreements to be entered into by the Wexford parties or affiliated entities. Other than assistance by a Wexford employee to Messrs. Kobler and Cumming in connection with developing and attending the management presentations and his participation in some follow up diligence calls with some of the interested parties, the Wexford Parties did not have direct contact with the interested parties in this regard, but rather communicated their comments through Skadden and Stone Key.

Response to Paragraph 66:

Except as described in this Statement, Stone Key has had no prior relationship with either the Company, Wexford and its affiliates or Parent and, within the past five years, has not received any fees or other compensation from any of these entities.

Response to Request No. 1 of 9/15/10 email from Juan Monteverde:

The Comparable Company Analysis section of the Stone Key Valuation Analysis will be amended by adding the following trading basis and merger basis multiples using the Case A projections and the Case B projections at the end of the table:

ICx - Based on Case A projections
Trading Basis	7.4x	4.7x
Merger Basis	8.5	5.4

ICx - Based on Case B projections
Trading Basis	12.5x	7.6x
Merger Basis	14.4	8.8

Response to Request No. 2 of 9/15/10 email from Juan Monteverde:

The Precedent Merger and Acquisition Transactions Analysis section of the Stone Key Valuation Analysis will be amended by adding the following after the second paragraph thereof:

For these precedent merger and acquisition transactions, to the extent that data was publicly available, Stone Key calculated the multiples for such transactions on a revenue basis, an EBITDA basis and an EBIT basis and provided statistics concerning these multiples in the following table:

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	Enterprise Value/Forward
	Revenue		EBITDA		EBIT
Mean	2.52	x	9.3	x	17.7	x
Harmonic Mean	2.45		9.2		16.3
Median	2.52		9.0		17.7
High	2.93		10.9		22.7
Low	2.11		8.0		12.8

Response to Request No. 3 of 9/15/10 email from Juan Monteverde:

Unlevered Free Cash Flow: The summary of the Discounted Cash Flow Analysis section of the Stone Key Valuation Analysis will be revised to add the following as a new second bullet:

Based on financial information provided by the Company, Stone Key calculated the Company’s unlevered after-tax free cash flow (i) based on the Case A projections, to be $12.3 million, $22.8 million, $43.9 million, $53.1 million and $54.6 million for fiscal year 2010 through fiscal year 2014, respectively, and (ii) based on the Case B projections, to be $10.1 million, $13.3 million, $18.4 million, $27.5 million and $30.1 million for fiscal year 2010 through fiscal year 2014, respectively. Unlevered after-tax free cash flow was not provided in this format to the parties participating in the Auction Process. Unlevered after-tax free cash flow was not calculated for the Case C projections as those projections were substantially similar to the Case A projections and ultimately determined not to be credible by the Company’s management.

Cash Flow Summaries: The summary of the key items in the Internal Financial Forecasts will be amended by adding the following at the end thereof:

Cash Flow Summary – Case A
Depreciation & Amortization	$7,700	$7,100	$5,400	$5,200	$6,200
% of Sales	3.5%	2.6%	1.6%	1.3%	1.3%
Change in Current Operating Assets and Liabilities	($11,600)	($13,600)	($12,800)	$1,700	($1,100)
% of Change in Sales	(31.8%)	(22.6%)	(20.3%)	2.5%	(1.5%)
Stock Based Compensation	$2,300	$3,200	$3,800	$4,600	$5,500
Capital Expenditure	$2,500	$4,200	$5,600	$6,300	$6,100
% of Sales	1.1%	1.5%	1.6%	1.5%	1.3%
Change in Deferred Income Taxes	$600	($27,100)	$18,500	$7,800	($300)

Cash Flow Summary – Case B
Depreciation & Amortization	$7,700	$7,100	$5,400	$5,200	$6,200
% of Sales	3.8%	3.1%	2.1%	1.9%	2.0%
Change in Current Operating Assets and Liabilities	($3,200)	($7,400)	($4,300)	$1,000	($100)
% of Change in Sales	(15.9%)	(30.3%)	(17.1%)	4.0%	(0.4%)
Stock Based Compensation	$2,300	$3,200	$3,800	$4,600	$5,500
Capital Expenditure	$2,500	$4,200	$5,600	$6,300	$6,100
% of Sales	1.2%	1.8%	2.2%	2.3%	2.0%
Change in Deferred Income Taxes	$0	($27,100)	$6,600	$8,200	$8,200

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Cash Flow Summary – Case C
Depreciation & Amortization	$7,900	$7,200	$5,400	$5,300	$6,300
% of Sales	3.5%	2.5%	1.5%	1.2%	1.3%
Change in Current Operating Assets and Liabilities	($2,800)	($17,900)	($15,500)	$7,200	($6,200)
% of Change in Sales	(6.3%)	(30.2%)	(22.0%)	10.8%	(8.6%)
Stock Based Compensation	$2,300	$3,200	$3,800	$4,600	$5,500
Capital Expenditure	$2,500	$4,200	$5,600	$6,300	$6,100
% of Sales	1.1%	1.5%	1.6%	1.5%	1.2%
Change in Deferred Income Taxes	$0	($27,500)	$20,200	$3,900	$0

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